CONSOL Energy, Inc.

CNX Center

1000 CONSOL Energy Drive

Canonsburg, PA 15317-6506

July 21, 2010

Jennifer O’Brien

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D. C. 20549

RE:	CONSOL Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 9, 2010

File No. 001-14901

Dear Ms. O’Brien:

This letter sets forth the responses of CONSOL Energy (the “Company” or “we” or “our”) to the comments of the staff of the U. S. Securities and Exchange Commission (the “Commission”) contained in your letter dated July 8, 2010. The Company’s responses set forth below correspond to the comments as numbered in the staff’s letter. Due to our responses demonstrating enhanced disclosure in the business section and footnotes to the consolidated financial statements, the Company requests the enhanced disclosure be added to future filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Productive Wells and Acreage, page 23

1.	Please disclose the minimum remaining terms of leases and concessions, as contemplated by Item 1208(b) of Regulation S-K, or otherwise advise us of the applicability of this disclosure requirement.

Company Response:

In our disclosure we state “Some leases are beyond their primary term, but these leases are extended in accordance with their terms as long as certain drilling commitments are satisfied.”

The statement was intended to imply that the vast majority of our leases are extended through their stated terms by minimal drilling commitments or delay payments. These commitments are monitored regularly to assure commitment wells are included in our drilling plans in order to hold existing leases. Since the vast majority of our leases are extended, we did not consider it material to include the minimum remaining term of our leases.

Generally, our leases in Virginia are ten year leases, held after primary term with production or through a delay payment and our leases in Pennsylvania and West Virginia, are five year leases, held after primary term with production or through a delay payment.

Other Supplemental Information—Supplemental Gas Data (unaudited), page 167

Proved Oil and Gas Reserve Quantities, page 170

2.	We note your disclosure in footnote (c) that “Extensions and discoveries also include 120,933 MMcfe as a result of initially applying the amendments of ASC 932 in ASU 2010-03 related to capturing proved undeveloped locations more than one location away if reliable technology can be demonstrated.” Please provide a general discussion of the technologies used to establish the material additions to your proved reserves, as contemplated by Item 1202(a)(6) of Regulations S-K.

Company Response:

The Extensions and discoveries that resulted in 120,933 MMcfe of increases came as a result of utilizing reliable technologies. The reliable technologies that were utilized to establish the appropriate level of certainty for reserve estimates include wire line open hole log data, performance data, log cross sections, core data, and statistical analysis. The statistical method utilized production performance from CONSOL Energy’s and competitors’ wells. Geophysical data include data from CONSOL Energy’s wells, published documents, state data-sites and were used to confirm continuity of the formation.

Though June 2010, CONSOL Energy has drilled approximately 17% of the proved undeveloped locations that were more than one location away, and plan to have drilled approximately 30% of the locations by the end of 2010. The locations drilled to date that are currently producing have all outperformed the proved undeveloped projection included in our 10K filing.

The Company will include supplemental disclosures regarding technology consistent with those stated above in future 10-K filings.

Proved Undeveloped Reserves, page 171

3.	We note your disclosure in footnote (b) that you have 120,000 MMcfe of reserves “that have been reported for more than five years that relate specifically to Consol Energy’s Buchanan Mine. Please explain, with a view towards expanded disclosure, the reasons why these reserves remain undeveloped for five years or more, as contemplated by Item 1203(d) of Regulation S-K. As part of your response, please explain how these reserves constitute “specific circumstances” under Rule 4-103(31)(ii) of Regulations S-X and refer to questions 108.01 and 131.03 through 131.06 of our Compliance and Disclosure Interpretations. ‘You can find this interpretation at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Company Response:

The 120,000 MMcfe of reserves specifically related to Consol Energy’s Buchanan Mine are related to coalbed methane GOB production due to a complex fracture being generated in the overburden strata above the mined coal seam. Mining operations take a significant amount of time and our GOB forecasts are consistent with the future mining plans of the Buchanan Mine and with past mining activity and GOB production at the Buchanan Mine. Evidence also exists that supports the continual operation of the mine for many years. These reasons constitute specific circumstances to continue recognizing these reserves for CONSOL Energy.

The Company will expand its disclosure regarding the inclusion of the coalbed methane GOB reserves at the Buchanan Mine consistent with those stated above be included in future 10-K filings.

4.	We note your disclosure of the total capitalized exploratory well cost activity as of December 31, 2009 on page 171. Please expand your disclosure to address the remaining requirements of FASB ASC Topic 932-235-50-16, or otherwise tell us how your disclosure complies with such guidance.

Company Response:

On page 171, we disclose “Costs held in exploratory for more than one year represent exploration wells away from existing infrastructure. The additional planned exploration expenditures will allow us to invest in infrastructure to support these fields.”

In this statement our intention was the exploratory wells in question have already been evaluated, and a determination has been made through well test or other production analysis that these wells contain viable gas reserves. Our intent is to also disclose that the only reason these wells are not currently producing is the fact that the wells are located in areas a long distance away from our existing pipeline infrastructure. Further in the statement above we are describing the additional project and activities required to convert these areas to proved areas.

CONSOL Energy management considers there to be two areas of exploration that have been held for more than one year. Approximately $33 million of investment for additional wells, to provide economy of scale, to allow infrastructure to be put in place to capture the gas from the field are included in our 2010 projected capital expenditure program.

The Company will expand its supplemental disclosures consistent with those stated above in future 10-K filings.

Standardized Measure of Discounted Future Net Cash Flows, page 172

5.

We note you include “Development costs incurred during the period,” “Difference in previously estimated development costs compared to actual costs incurred during the period,” and “Changes in estimated future development cost” as sources of change in the standardized measure; and that the first referenced change equates to that presented in your costs incurred table on page 167. Please tell us how the amounts reflected in your aggregate changes presentation complies with FASB ASC 932-235-50-35(g), which requires disclosure of previously estimated development costs incurred during the period. See also ASU 2010-3, Example 6.

Company Response:

FASB ASC 932-235-50-35(g) states “The aggregate change in the standardize measure of discounted future net cash flows shall be disclosed for the year. If individually significant, all of the following sources of change shall be presented separately: (g) Previously estimated development costs incurred during the period.”

As disclosed, the actual development costs incurred during the year were $181,944. Also as disclosed, the difference between actual costs incurred and previously estimated development costs were ($3,282). The combination of these two amounts, or $178,662, equals the amount previously estimated for 2009 development costs.

Engineering Comments

General

6.	We note your reference to safety statistics, in regards to an improved incidence rate and overall safety performance, in your Form 424(b)(5) filed on March 29, 2010. With a view towards possible disclosure in your Form 10-K, please tell us about your safety program including capital expenditures, safety initiative, and statistical measures, such as those statistics reported by MSHA, that your organization utilizes to monitor performance. In addition, please indicate if any of the mine operations under your control have been closed or shutdown during your 2009 fiscal year as a result of an accident or safety concern.

Company Response:

CONSOL Energy has established and communicated to all of our employees that our top value is safety and compliance. The safety initiative has been titled the “Absolute ZERO” philosophy in which safety trumps everything. This philosophy is sustained by our commitment to the employees that they are empowered to stop the course of normal operation if they feel that their safety is being compromised.

There are various initiatives established as tools to support the Absolute ZERO philosophy established in 2007 which include but are not limited to:

•	ACE (Accident Cause Elimination) – a root cause analysis of accidents that occur in our operations.

•	Establishment of Peer Review Teams and instituting Absolute ZERO Mentors that interfaces with the workforce to promote and endorse safety and hazard recognition.

•	Creation and establishment of an internal telecast system used to enhance safety and compliance communication.

•	Formation of a Compliance team to enhance compliance and promote education.

•	Implementation of incentive compensation programs that are focused on performing safely.

Performance is measured in accordance with the MSHA part 50 injury reporting requirements. In addition, compliance records are maintained for all citations received. These two statistics are gathered electronically on a daily basis. The statistics are compiled and reviewed monthly.

Capital expenditures related to our safety program and initiative were $114.1 million in the year ended December 31, 2009. This includes items required by law and voluntary initiatives to achieve and enhance a safe environment.

Jones Fork Mine (which was idled during the month of August 2009) was shut down in October for 10 days due to seal ventilation issues. No other CONSOL Energy mines have been closed or shutdown during the year ended December 31, 2009 as a result of an accident or safety concern.

Based upon the responses provided, I believe the Company has satisfied the staff’s request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-4550. My fax number is (724) 485-4834.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer